PYRENEES OIL FIELD DEVELOPMENT

EXMOUTH SUB-BASIN

bhpbilliton

JUNE 2007

OVERVIEW

- BHP Billiton has approved development of the Pyrenees oil field in licence block WA-12-R in the Exmouth Sub-basin, approximately 20 kilometres offshore from North West Cape, Western Australia.

- Project costs for Pyrenees are approximately US$1.7 billion, of which BHP Billiton's share is 71.43% (approximately US$1.2 billion). This expenditure includes the cost of field development.

- The Pyrenees WA-12-R project involves a subsea development and a Floating Production Storage and Offtake (FPSO) facility which will be used to process, store and offload oil to export tankers. The vessel will be disconnectable, double hulled and be able to process approximately 96,000 barrels of oil a day.

- The Pyrenees fields of Crosby, Ravensworth and Stickle were discovered in WA-12-R in July 2003 and have estimated recoverable oil reserves of between 80-120 million barrels of oil.

- First production is expected during the second quarter of the 2010 calendar year. The estimated economic field life is 25 years.

- BHP Billiton is the Operator of WA-12-R (71.43%) with joint venture partner Apache Energy Limited (28.57%).

- Water depth across the development area is between 170 and 250 metres.



The Pyrenees development area, located in WA-12-R, off the north west coast of Western Australia

STRATEGIC CONTEXT

BHP Billiton has a major acreage position in the Exmouth Sub-basin, situated off the north west coast of Western Australia. The Exmouth Sub-basin is an emerging oil province in Australian waters, having yielded a number of discoveries in recent years. The Company is committed to realising the exploration and production potential of the basin.

The core purpose of BHP Billiton's Petroleum Customer Sector Group (CSG) is to create value through the acquisition, discovery, appraisal, development, production and marketing of petroleum resources. The Company aspires to build its business around a set of existing and new core businesses with the scale and scope to provide longevity of operations and multiple opportunities for reinvestment.

The Pyrenees Development commercialisation strategy will utilise BHP Billiton's extensive FPSO operational experience in Australian waters at the Jabiru, Challis, Skua, Elang/Kakatua, Buffalo and Griffin projects. The Company will also adopt a contracting strategy that involves the use of leading global FPSO contractor companies to utilise their experience and development cost efficiencies.

This experience will be important in the delivery of an efficient economic development which meets BHP Billiton's Health Safety Environment and Community Standards.

The Pyrenees Development is an opportunity for BHP Billiton to further commercialise reserves in the Exmouth Sub-basin, following the approval of the Stybarrow oil field development in November 2005.

BACKGROUND

In 1998, retention lease WA-12-R [previously part of exploration permit WA-155-P(1)] was awarded to BHP Billiton. BHP Billiton owns a 71.43% interest and is the Operator of WA-12-R with the other 28.57% held by Apache Energy Limited.

The WA-12-R Joint Venture completed an exploration program from July to October 2003, during which the Crosby-1 well encountered a gross oil column of 34.7 metres, with 29.4 metres of net pay in the Lower Barrow Group Sandstone Reservoir. Water depth was 200 metres.

In May 2004, the Joint Venture undertook a six-well drilling campaign, completing two exploration wells - Stickle-1 and Harrision-1- and four appraisal wells, Crosby-2, Ravensworth-2, Stickle-2 and Stickle-3. Results of the campaign are described below:

- Stickle-1 commenced drilling on 8 May and encountered a gross oil column of 26.8 metres (Water depth was 195 metres)
- Harrison-1 commenced drilling on 23 May and encountered a gross oil column of 7 metres (Water depth was 193 metres)
- Crosby-2 commenced drilling on 31 May and encountered a gross oil column of 25 metres (Water depth was 197 metres)


Crosby-2
Stickle-2/3
Ravensworth-2
Harrison-1
Stybarrow
Ravensworth
Crosby
WA-12-R
Stickle
Stickle-1
Exmouth
Oil field
Petroleum Lease
0
25km

Pyrenees WA-12-R exploration wells

- Ravensworth-2 commenced drilling on 14 June (approximately 2.1 kilometres north east of Ravensworth-1) and encountered a gross oil column of 29 metres (Water depth was 210 metres)
- Stickle-2 commenced drilling on 31 July and intersected a gross oil column of 23 metres (Water depth was 191 metres).

The appraisal wells -Crosby-2, Ravensworth-2, Stickle-2 and Stickle-3- were drilled between May and July 2004 helping to define the discoveries which occur in a series of adjacent faults known as the Pyrenees oil fields.

Other Developments in the Exmouth Sub-basin

BHP Billiton approved the development of the Stybarrow oil field in licence block WA-255-P(2) in November 2005. The field is in the Exmouth Sub-basin, 65 kilometres offshore from Exmouth, Western Australia. BHP Billiton owns a 50% interest and is the Operator of WA-255-P. The other 50% held by Woodside Energy Limited (WEL). Stybarrow is approximately 20 kilometres west of the Pyrenees oil fields.

The Pyrenees fields are adjacent to other existing or planned facilities in the region, including:

- The BHP Billiton-operated Griffin Venture FPSO, 70 kilometres north east of Exmouth. Crude oil is offloaded from the facility regularly via shuttle tankers. Gas is processed onboard, piped ashore and sold to the domestic market
- A Chevron-operated joint venture has oil processing facilities for seven fields in the vicinity of Thevenard Island, about 100 kilometres north east of Exmouth
- Woodside's WA-271-P field development (Enfield Development) commenced production in July 2006. Enfield is a subsea development, producing from an FPSO facility approximately 35 kilometres offshore from North West Cape.

The region remains prospective for further hydrocarbon exploration and development.

DEVELOPMENT CONCEPT

The joint venture partners' execution strategy for the project consists of contracting the FPSO, operations and maintenance services from MODEC, an established and proven FPSO contractor.

The Pyrenees development consists of the Ravensworth, Crosby and Stickle discoveries in WA-12-R and includes the following components:

- Thirteen subsea wells, comprising of nine horizontal producers, three vertical water disposal wells and one vertical gas disposal well

- Flowlines from the subsea wells to subsea manifolds and flowlines from the manifolds to an FPSO

- Control umbilicals from the FPSO to a subsea distribution unit and from the distribution unit to the wells

- An FPSO anchored at the field by a disconnectable mooring system which allows the vessel to disconnect from its mooring in the event of a tropical cyclone.

- A double-hulled FPSO vessel with a topsides plant capable of processing 96,000 barrels of oil a day

- Re-injection of produced water into the reservoir in each of the fields

- Downhole gas lift to each of the oil production wells

- A gas disposal well located in the nearby Macedon Field.

FPSOs are ideally suited to the extraction of oil and gas resources from offshore areas where there is a lack of oil and gas transportation infrastructure. FPSOs are a proven technology and have been operating safely in Australia and around the world for more than 20 years.

BHP Billiton has operated six FPSOs during the past 22 years.



A Floating Production Storage and Offtake (FPSO) facility

Nine subsea production wells will be drilled and tied back to the vessel.

Development drilling is scheduled to commence late 2008 using a moored semi-submersible rig and will take approximately eighteen months to complete.

HEALTH SAFETY ENVIRONMENT AND COMMUNITY

BHP Billiton's goal is zero harm to people and the environment at all of its operations and assets. The Company is committed to continuous improvement in its Health Safety Environment and Community (HSEC) performance measured on a continuous basis against internal and external standards.

Company operated assets are ISO 14000 certified, which acknowledges that BHP Billiton meets internationally set standards for environmental management systems. The Company is committed to transparency, and the 2006 Sustainability Report was prepared in accordance with the Global Reporting Initiative (GRI) and was independently assessed to the Accountability AA1000 Assurance Standard by URS Australia Pty Ltd.

We aim to make enduring and positive contributions to the host communities and environments in which we work. Currently we support marine research programs in the Exmouth region, including:

- A three year program in the Ningaloo region with the Australian Institute of Marine Science and the Western Australian Marine Science Institution

- A collaborative Hubbs Sea World and WA Department of Environment and Conservation project tagging whale sharks with satellite-linked radio transmitters to provide data about migration and feeding habits

- A whale migration monitoring program with the Western Australian Centre for Whale Research

- A turtle monitoring program with the World Wildlife Fund, the WA Department of Environment and Conservation and the Cape Conservation Group.

BHP Billiton's Guide to Business Conduct outlines the Company's commitment to ethical conduct, creating an environment of trust amongst our employees, customers, communities and other stakeholders.

For more information about social responsibility, please refer to Licence to Operate, BHP Billiton Sustainability Report 2006. The Report is available on our website at: *www.bhpbilliton.com*

www.bhpbilliton.com

FOR FURTHER INFORMATION

UNITED STATES OF AMERICA

Ms Teresa Wong
Vice President, External Affairs
1360 Post Oak Boulevard, Suite 150
Houston, Texas 77056 3020
Email: teresa.wong@bhpbilliton.com

AUSTRALIA

Ms Diana Russell Coote
Regional External Affairs and Community Manager
Australia/Asia
Central Park 152-158 St George's Terrace
Perth, Western Australia 6000
Email: diana.russellcoote@bhpbilliton.com

BHP BILLITON PETROLEUM PTY LTD
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